UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-21571

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:          September 30, 2009

☐   Transition Report on Form 10-K

☐   Transition Report on Form 20-F

☐   Transition Report on Form 11-K

☐   Transition Report on Form 10-Q

☐   Transition Report on Form N-SAR

For the transition period ended:

Read Instruction (on back page) Before Preparing Form.
Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

SES Solar Inc.
Full Name of Registrant

N/A                                                                                                                                    ;
Former Name if Applicable

129, Route de Saint-Julien
Address of Principal Executive Office (Street and Number)

1228 Plan-les-Outes, Geneva, Switzerland
City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)       The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

SES Solar Inc. (the “Company”) was not in a position to file its Quarterly Report on Form 10-Q for the Company’s fiscal third quarter ended September 30, 2009 (the “Form 10-Q”) with the U.S. Securities and Exchange Commission due to the unanticipated amount of time required by the Company and its auditors to evaluate certain codification changes under US GAAP and the impact of such changes to the Company’s financial statements and its relevant critical accounting policies.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Sandrine Crisafulli	41	22-884-1484
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes    ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes      ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons set forth in Part III hereto, the Company requires additional time to complete its unaudited financial statements for the period ended September 30, 2009.  Although such results have not been fully determined at this time, based on its most recent preliminary unaudited financial data, the Company expects a significant change in its results of operations for the three month and nine month periods ended September 30, 2009 compared to the same periods in 2008.  The following table provides preliminary unaudited summary financial data for the three month and nine month periods ended September 30, 2009 and comparative data for the corresponding periods in 2008.

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,

	2009 (unaudited)	2008 (unaudited)	2009 (unaudited)	2008 (unaudited)
Revenue:
Revenue	38,046	1,569	1,299,316	34,161
Cost of goods sold (exclusive of depreciation shown separately below)	(36,983)	(1,335)	(902,158)	(3,092)
Costs and Expenses:
Personnel	158,285	123,714	467,152	405,957
Rent and leases expenses	26,629	36,653	99,989	112,956
Research & Development	63,866	58,952	188,343	279,539
Other General & Administrative Expenses	157,860	267,805	463,970	673,163
Depreciation and amortization	9,998	16,527	55,366	50,829
Total costs and expenses	416,638	503,651	1,274,820	1,522,444
Other Income and Expense:
Interest expense	(9,979)	(102,523)	(27,577)	(322,520)
Interest income	0	7,567	0	46,756
Other gain	44,753	0	44,753	0
Foreign exchange gain/(loss)	260,002	(258,030)	96,923	79,493
Total other income (loss)	294,776	(352,986)	114,099	(196,271)

Net income (loss) from continuing operations	(120,799)	(856,403)	(763,563)	(1,687,646)
Net income (loss) from discontinued operations	0	0	0	1,331,856
Net income (loss)	(120,799)	(856,403)	(763,563)	(355,790)

 For 2008 amounts have been reclassified to reflect discontinued operations.

As indicated above, the Company’s preliminary unaudited results of operations reflect a net loss of $120,799 for the three months ended September 30, 2009 compared to a net loss of $856,403 for the three months ended September 30, 2008. The decrease in net loss during the three months ended September 30, 2009 was due to $518,032 of favorable foreign exchange rate conditions between the Swiss franc and the U.S. dollar and a reduction in interest expense and general and administrative expenses during the three month period ended September 30, 2009.  During the three months ended September 30, 2009, the Company generated total revenue of $38,046 compared to $1,569 for the three months ended September 30, 2008.  Cost of goods sold for the three months ended September 30, 2009 was $36,983 compared to cost of goods sold of $1,335 for the three months ended September 30, 2008.  The increase in revenue and cost of goods sold for the three months ended September 30, 2009 are attributable to management’s increased focus on completing the Company’s manufacturing facility and producing its products on a large scale and moving away from smaller customized  installation projects.

The Company’s preliminary unaudited results of operations reflect a net loss of $763,563 for the nine months ended September 30, 2009 compared to a net loss of $355,790 for the nine months ended September 30, 2008.  The increase in net loss during the nine months ended September 30, 2009 compared to 2008 was due largely to the fact that the Company generated income from discontinued operations for the nine months ended September 30, 2008 of $1,331,856, which included a gain of $1,185,704 from the sale of the Solar Plant, as compared to income of $0 for the nine months ended September 30, 2009 from this discontinued activity.  During the nine months ended September 30, 2009, the Company completed several projects and generated total revenue of $1,299,316 compared to $34,161 for the nine months ended September 30, 2008.  Cost of goods sold for the nine months ended September 30, 2009 was $902,158 compared to cost of goods sold of $3,092 for the nine months ended September 30, 2008.  The increase in cost of goods sold for the nine months ended September 30, 2009 is entirely attributable to the projects completed during the period.

* * * * * * * * *

SES Solar Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   November 17, 2009

SES Solar Inc.

By:   /s/ Sandrine Crisafulli
Sandrine Crisafulli
Chief Financial Officer and Chief Operating Officer